UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.                     )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Power Corporation of Canada

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Power Corporation of Canada

(Name of Person(s) Furnishing form)

Participating Preferred Shares

(Title of Class of Subject Securities)

CA7392394085

(CUSIP Number of Class of Securities (if applicable))

751 Victoria Square, Montréal, Québec H2Y 2J3, Canada, 1-514-286-7400

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 14, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description

99.1	Notice to Holders of Participating Preferred Shares of Power Corporation of Canada — Offer to Subscribe for Additional Participating Preferred Shares of Power Corporation of Canada, dated January 10, 2020, first publicly filed on the Canadian SEDAR filing system on January 14, 2020, and to be first mailed to eligible holders of Participating Preferred Shares on or around January 15, 2020, and the accompanying forms of Election Forms.

(b)	Not applicable

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended are included in Exhibit 99.1

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III—CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Power Corporation of Canada is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV—SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWER CORPORATION OF CANADA

By:	/s/ Stéphane Lemay
Name:	Stéphane Lemay
Title:	Vice-President, General Counsel and Secretary

Date: January 14, 2020

Exhibit Index

Exhibit No.	Description

99.1	Notice to Holders of Participating Preferred Shares of Power Corporation of Canada — Offer to Subscribe for Additional Participating Preferred Shares of Power Corporation of Canada, dated January 10, 2020, first publicly filed on the Canadian SEDAR filing system on January 14, 2020, and to be first mailed to eligible holders of Participating Preferred Shares on or around January 15, 2020, and the accompanying forms of Election Forms.

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